Exhibit 99.2

Santiago, June 1, 2022.

GG/ 120 / 2022

Mrs.

Solange Berstein Jáuregui

Chairman

Commission for the Financial Market

Present

Ref.: Material Event Notice

For your consideration,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Chilean Commission for the Financial Market (“CMF”), we inform the Commission of the following Material Event.

On this date, after having obtained regulatory approvals from the banking supervisors in Chile and Brazil, and in compliance with the provisions of the Transaction Agreement entered into between Itaú Corpbanca (the "Bank"), Itaú Unibanco Holding S.A., CorpGroup Interhold SpA and Inversiones Gasa Limitada on January 29, 2014, as amended on June 2, 2015 and January 20, 2017 (the "Transaction Agreement"), Itaú Corpbanca proceeded to acquire all the shares of MCC Asesorías SpA, as well as, together with its subsidiary Itaú Asesorías Financieras Ltda. to acquire all the shares of MCC S.A. Corredores de Bolsa. All of the above, for a total price of US$30,508,338 (thirty million five hundred eight thousand three hundred thirty-eight dollars of the United States of America).

As a result of the acquisition of all the shares of MCC Asesorías SpA, as provided for in its bylaws, this company was dissolved, resulting in its merger into Itaú Corpbanca, which absorbed such company as a result of holding 100% of the shares. Additionally, on the same date, an extraordinary shareholders' meeting of MCC S.A. Corredores de Bolsa was held, agreeing to its merger by incorporation into Itaú Corredores de Bolsa Limitada. Thus, Itaú Corredores de Bolsa Limitada remains as the surviving entity, with all the equity, rights, obligations, assets and liabilities of MCC S.A. Corredores de Bolsa, which is consequently dissolved and absorbed by Itaú Corredores de Bolsa Limitada, which will be the legal successor of MCC S.A. Corredores de Bolsa.

Sincerely,

Gabriel Moura

Chief Executive Officer

Itaú Corpbanca